Exhibit 99.2

BON Announces The Launch Of Its Postbiotic Hypoglycemic Patented Ingredient Product Series And Its Cooperation Agreement

XI’AN, China, May 16, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, announced an exclusive cooperation agreement with Beijing Huahai Keyuan (Tech) Co., Ltd., a leading functional ingredient distributor in China. The term of the agreement is 36 months with a total contract value of 32 million US dollars. Pursuant to the agreement, Beijing Huahai Keyuan will serve as the exclusive sales partner of BON’s postbiotic hypoglycemic ingredients. BON aims to expand into the global blood sugar health market through the development of a series of innovative hypoglycemic solutions.

BON’s patented postbiotic hypoglycemic ingredient is designed to regulate blood sugar, delivering targeted control over post-meal glucose spikes and cutting blood sugar surges. It has a high rate of efficacy and also stands out for its safety, convenience, and seamless integration into daily routines-key factors driving high user adherence. We believe with these advantages, the postbiotic hypoglycemic ingredient is poised to revolutionize the postprandial blood sugar control sector and capture significant market share.

Current market data indicates that the postprandial blood glucose control market is a rapidly growing sector, with a market size of over 30 billion US dollars and sustaining a compound annual growth rate of 7.5%1.

Drawing on BON’s product capabilities and the market strengths of its partners, Hu Yongwei, the Chairman and CEO of BON, remarked: “As the patent holder of postbiotics with groundbreaking technological advantages, we are fully confident in our ability to succeed in the vast and rapidly expanding postprandial blood glucose control market while establishing a leading position. The Company anticipates that its series of hypoglycemic products based on postbiotics will achieve meaningful market advancements over the next 2-3 years, thereby facilitating rapid growth in sales and profits and effectively enhancing the Company’s investment value. Meanwhile, the growth of this business line will help accelerate the Company’s emergence as a key player in blood glucose health - a critical segment within the broader healthcare sector - while positioning it to become a leader in comprehensive blood glucose health solutions.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

1. IQVIA “Global Diabetes Treatment Market Outlook 2025